510 Burrard St, 3rd Floor
Date: August 10, 2012	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: YUKON-NEVADA GOLD CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	28/08/2012
Record Date for Voting (if applicable) :	28/08/2012
Beneficial Ownership Determination Date :	28/08/2012
Meeting Date :	02/10/2012
8th Floor, 688 West Hastings Street,
Meeting Location (if available) :	Vancouver, BC
V6B 1P1

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	98849Q101	CA98849Q1019

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for YUKON-NEVADA GOLD CORP.